Exhibit 99.2

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

SUSPENSION OF TRADING

Jersey, Channel Islands, 31 December 2018

Randgold Resources Limited (“Randgold”) announces that trading of Randgold Shares on the London Stock Exchange’s main market for listed securities and the listing of Randgold Shares on the Official List of the UK Listing Authority have been suspended with effect from 7:30 a.m. (GMT) today. Trading of Randgold ADSs on NASDAQ will be halted with effect from 4:00 a.m. (ET) today.

Capitalised terms used but not otherwise defined in this announcement have the meaning given to them in the Scheme Document dated 4 October 2018.

Enquiries

Randgold
Chief Executive Officer Mark Bristow	Finance Director and Chief Financial Officer Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com
CIBC (financial adviser to Randgold)
Neil Johnson	+44 20 7234 6000
Oliver Ward
Barclays (financial adviser and corporate broker to Randgold)
Paul Knight	+1 416 863 8900
Nishant Amin	+44 20 7623 2323
Andrew Tusa	+44 20 7623 2323

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities of Randgold in any jurisdiction in contravention of applicable law. The Merger will be implemented solely by means of the Scheme Document, which contains the full terms and conditions of the Merger. Any decision in respect of, or other response to, the Merger should be made only on the basis of the information contained in the Scheme Document and this announcement

This announcement does not constitute a prospectus or prospectus equivalent document.

CIBC, which is supervised and regulated by the Office of the Superintendent of Financial Institutions in Canada and, in the UK, authorised by the PRA, subject to regulation by the FCA and limited regulation by the PRA, is acting exclusively as financial adviser to Randgold and for no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of CIBC or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to herein. Neither CIBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of CIBC in connection with this announcement, any statement contained herein, the Merger or otherwise.

Barclays, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Randgold and no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of Barclays or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to in this announcement. Neither Barclays nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays in connection with any matter referred to in this announcement or otherwise.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, the companies and persons involved in the Merger disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with applicable English law, Jersey law, certain applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the UK and Jersey.

Copies of this announcement and formal documentation relating to the Merger will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Scheme Document and Randgold Shareholders are advised to read carefully the Scheme Document.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section “Dealing disclosure requirements” are defined in the Code which can be found on the Takeover Panel’s website.

Publication on Website

A copy of this announcement and all information incorporated into this announcement by reference to another source will be made available (subject to any applicable restrictions relating to persons resident in Restricted Jurisdictions) on Randgold’s website at http://www.randgoldresources.com by no later than 12 noon (Greenwich Mean Time) on the Business Day following the date of publication of this announcement. For the avoidance of doubt, save as expressly referred to in this announcement, the content of these websites is not incorporated into and do not form part of this announcement.

Randgold Shareholders may request a copy of this announcement (and any information incorporated into it by reference to another source) in hard copy form. You may also request that all future documents, announcements and information sent to you in relation to the Merger should be in hard copy form. For persons who receive a copy of this announcement in electronic form or via a website notification, a hard copy of this announcement will not be sent unless so requested. Such requests may be made by contacting Computershare during business hours on 0370 707 4040 (+44 370 707 4040 if calling from outside the UK) or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ.

If you are a Randgold ADS Holder, you should instead make the request by writing to the Depositary, Citibank, N.A. The Depositary can also be reached by calling 1-877-248-4237 from within the US or (781) 575-4555 from outside the US or via email at citibank@shareholders-online.com.